Primary Business Name: INTERACTIVE BROKERS LLC **BD Number: 36418**

BD - AMENDMENT

02/19/2026

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
IBG HOLDINGS LLC	DE	IBG LLC	MEMBER	08/1998	E	Y	N	35-2296543
INTERACTIVE BROKERS GROUP, INC.	DE	IBG LLC	SHAREHOLDER	12/2007	C	Y	Y	30-0390693
PETERFFY, THOMAS PECHY	I	IBG HOLDINGS LLC	APPROVED	09/1994	E	Y	N	1722064